May 20, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spirit Airlines, Inc. (the “Company”)
Registration	Statement on Form S-1 (File No. 333-169474)

Ladies and Gentlemen:

As Representatives of the several underwriters of the proposed public offering of up to 23,000,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. eastern time on May 24, 2011, or as soon thereafter as is practicable.

In connection with the above-referenced Registration Statement, we wish to advise you that we have effected the distribution of 6,793 copies of the Company’s Preliminary Prospectus dated May 12, 2011, between May 12, 2011 and the date hereof to prospective underwriters, institutional investors, prospective dealers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. INCORPORATED,
As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ JOHN GRIER

Name:	John Grier

Title:	Managing Director

By: Morgan Stanley & Co. Incorporated

By:	/s/ KEN POTT

Name:	Ken Pott

Title:	Managing Director